UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2025
99.2	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Six Months Ended December 31, 2024 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Darren Yen Feng Chhoa
Name:	Dr. Darren Yen Feng Chhoa
Title:	Chief Executive Officer

Date:	June 25, 2026

By:	/s/ Alton Chun How Neo
Name:	Alton Chun How Neo
Title:	Interim Chief Financial Officer

Date:	June 25, 2026